AGENCY AGREEMENT

December 21, 2006

Sutcliffe Resources Ltd.
420-625 Howe Street
Vancouver, BC
V7C 2T6

Attention:	Robert Maddigan, Director

Dear Sir:

Re: Private Placement Financing of up to 25,000,000 Subscription Receipts

Kingsdale Capital Markets Inc. (the “Agent”) understands that:

(a)	Sutcliffe Resources Ltd. (the “Corporation”) is authorized to issue an unlimited number of Common Shares (as hereinafter defined);

(b)

as at December 21, 2006, 49,797,100 Common Shares are outstanding as fully paid and non-assessable shares and an aggregate of 13,090,950 Common Shares are reserved for issuance pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares; and

(c)

the Corporation is prepared to issue and sell up to an aggregate of 25,000,000 subscription receipts (the “Subscription Receipts”) and Common Shares (the “Offered Common Shares”) at a price of $1.00 per Subscription Receipt or Common Share (with the issuance on any Closing Date occurring on or prior to the date on which the Release Conditions (as hereinafter defined) are satisfied to consist of Subscription Receipts and the issuance on any subsequent Closing Date to consist of Common Shares) for gross proceeds of up to $25,000,000 on the terms and subject to the conditions contained hereinafter; and

(d)

the Corporation is prepared to grant to the Agent an option (the “Option”) to sell up to 5,000,000 additional Common Shares (the “Option Shares”) on the terms and subject to the conditions contained hereinafter.

Based upon the understanding of the Agent set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agent to act as the sole and exclusive agent of the Corporation to solicit, on a reasonable best efforts basis, offers to purchase the Subscription Receipts, the Offered Common Shares and the Option Shares, and the Agent hereby agrees to act as such agent, it being understood and agreed that the Agent is under no obligation to purchase any of the Subscription Receipts, the Offered Common Shares or the Option Shares, although it may subscribe for and purchase Subscription Receipts, Offered Common Shares or Option Shares if it so desires. The Corporation hereby grants to the Agent the Option to sell the Option Shares at a price of $1.00 per Option Share, which may be exercised by written notice given by the Agent at any time prior to 5:00 p.m. (Toronto time) on the date which is 30 days following the final Closing Date (as hereinafter defined) specifying the number of Option Shares to be sold pursuant to the Option.

The terms and conditions of this Agreement are as follows:

1.	Definitions, Interpretation and Schedules

	(a)	Definitions: Whenever used in this Agreement:

		(i)	“1933 Act” means the United States Securities Act of 1933, as amended;

		(ii)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

(iii)

“Accredited Investor” means a Purchaser who qualifies as an “accredited investor” as defined in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

		(iv)	“Acquisition” means the acquisition by the Corporation, indirectly through Baykal Gold, of a 51% interest in M.L. Ltd.;

		(v)	“Acquisition Funds” has the meaning ascribed thereto in Section 2(c);

(vi)

“Acquisition Funds Agreement” means the acquisition funds agreement to be made as of the First Closing Date among the Corporation, Baykal Gold and the Agent pursuant to which the Acquisition Funds will be dealt with;

		(vii)	“Agent” has the meaning ascribed thereto in the first paragraph of this Agreement;

(viii)

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Agent herein, including the schedules attached hereto, as amended or supplemented from time to time;

(ix)

“Ancillary Documents” means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements, the Subscriber Acknowledgments, the Subscription Receipt Agreement, the Acquisition Funds Agreement, the Subscription Receipts and the Broker Warrants;

(x)

“Applicable Canadian Securities Laws” means the applicable securities legislation, regulations, rules, policies, instruments, notices and orders of each of the Reporting Jurisdictions, as well as the rules and policies of the Exchange;

(xi)

“Applicable Securities Laws” means, in respect of each and every offer or sale of Subscription Receipts, Offered Common Shares or Option Shares, the applicable securities legislation, regulations, rules, policies, instruments, notices and orders of each of the Offering Jurisdictions;

(xii)	“Auditors” means BDO Dunwoody LLP, Chartered Accountants, the auditors of the Corporation;

(xiii)	“Baykal Gold” means Closed Joint-Stock Company “Baikal Gold” incorporated under the laws of Russia, a wholly-owned subsidiary of the Corporation;

(xiv)	“Broker Warrants” has the meaning given to that term in Section 6;

(xv)	“Broker Warrant Shares” has the meaning given to that term in Section 6;

(xvi)	“Business Day” means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario;

(xvii)	“Chukot Gold” means Closed Joint-Stock Company “Chukot Gold” incorporated under the laws of Russia, a wholly-owned subsidiary of the Corporation;

(xviii)	“Closing” means any purchase and sale of the Subscription Receipts or Offered Common Shares subscribed for by the Purchasers pursuant to the Subscription Agreements;

(xix)

“Closing Date” means the date of any Closing, and includes the First Closing Date and any other date specified by the Agent by notice in writing to the Corporation, provided that no Closing Date shall occur after January 24, 2007;

(xx)

“Closing Time” means the time on any Closing Date at which a Closing occurs and includes the First Closing Time and any time on any other Closing Date specified by the Agent by notice in writing to the Corporation;

(xxi)	“Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xxii)	“Corporation” means Sutcliffe Resources Ltd., a corporation subsisting under the Business Corporations Act (Alberta) and includes any successor corporation thereto;

(xxiii)	“CRA” means Canada Revenue Agency;

(xxiv)	“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S;

(xxv)	“Escrowed Funds” has the meaning ascribed thereto in Section 2(c);

(xxvi)	“Exchange” means the TSX Venture Exchange;

(xxvii)	“Existing Subsidiaries” means Chukot Gold and Baykal Gold;

(xxviii)	“First Closing Date” means December 21, 2006 or such other date as the Corporation and the Agent may mutually agree upon in writing;

(xxix)	“First Closing Time” means 2:00 p.m. (Toronto time) on the Closing Date or such other time on the First Closing Date as the Corporation and the Agent may mutually agree upon in writing;

(xxx)	“Foreign Private Issuer” means “foreign private issuer” as such term is used in Regulation S;

(xxxi)	“Future Subsidiary” means M.L. Ltd.;

(xxxii)	“Imputed Interest” shall have the meaning ascribed thereto in the Subscription Receipt Agreement;

(xxxiii)

“Information” means all information regarding the Corporation, the Existing Subsidiaries and the Future Subsidiary that is, or becomes, publicly available, together with all information provided to the Agent or to potential purchasers of the Subscription Receipts, the Offered Common Shares or the Option Shares by the Corporation, if any, and includes, but is not limited to, all material change reports, press releases and financial statements of the Corporation;

(xxxiv)	“Material Contracts” has the meaning ascribed thereto in Section 7(ss);

(xxxv)

“M.L. Ltd.” means Limited Liability Company “ML” incorporated under the laws of Russia which holds the Ozherelie and Ykanskaye mineral resource properties in the Irkutsk region of East Siberia, Russia;

(xxxvi)	“Offered Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(xxxvii)

“Offering” means the offering for sale by the Corporation on a private placement basis of the Subscription Receipts, the Offered Common Shares and the Option Shares pursuant to the terms and conditions of this Agreement and the Subscription Agreements;

(xxxviii)

“Offering Jurisdictions” means the Provinces of British Columbia, Alberta and Ontario, the United States, jurisdictions outside of North America and such other jurisdictions in Canada and outside Canada as may be mutually agreed upon by the Agent and the Corporation;

(xxxix)

“Ontario Act” means the Securities Act (Ontario) and the regulations thereunder, together with the rules, policies, instruments, notices and orders of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(xl)	“Option” has the meaning ascribed thereto in the first paragraph of this Agreement;

(xli)	“Option Closing” means the purchase and sale of the Option Shares subscribed for by the Purchasers pursuant to the Subscription Agreements;

(xlii)	“Option Closing Date” has the meaning ascribed thereto in Section 13;

(xliii)	“Option Closing Time” has the meaning ascribed thereto in Section 13;

(xliv)	“Option Expiry Date” has the meaning ascribed thereto in Section 13;

(xlv)	“Option Notice” has the meaning ascribed thereto in Section 13;

(xlvi)	“Option Price” means the price to be paid by the Purchasers for each Option Share under the Offering, being $1.00;

(xlvii)	“Option Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(xlviii)

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xlix)	“Purchase Price” means the price to be paid by the Purchasers for each Subscription Receipt, Offered Common Share and Option Share under the Offering, being $1.00;

(l)	“Purchasers” means the purchasers of the Subscription Receipts, Offered Common Shares and the Option Shares collectively;

(li)	“Regulation D” means Regulation D promulgated under the 1933 Act;

(lii)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(liii)	“Regulatory Authorities” means the securities regulatory authorities in each of the Offering Jurisdictions;

(liv)	“Release Conditions” has the meaning ascribed thereto in Section 2(c);

(lv)	“Reporting Jurisdictions” means the Provinces of British Columbia, Alberta, Ontario and New Brunswick and the Yukon Territory and the Northwest Territories, collectively;

(lvi)	“Rule 904” means Rule 904 of Regulation S;

(lvii)

“Subscriber Acknowledgments” means the acknowledgments executed by certain Purchasers in connection with their execution of a Subscription Agreement wherein each such Purchaser acknowledges, among other things, that his Subscription Agreement relates to the purchase of Subscription Receipts rather than Common Shares;

(lviii)

“Subscription Agreement” means the agreement between the Corporation and a Purchaser pursuant to which the Purchaser subscribes for and agrees to purchase Subscription Receipts, Offered Common Shares or Option Shares and includes all Schedules thereto, in each case as it may be amended or supplemented from time to time by the Subscriber Acknowledgment or otherwise;

(lix)	“Subscription Receipts” has the meaning ascribed thereto in the first paragraph of this Agreement;

(lx)	“Subscription Receipt Agent” means Computershare Trust Company of Canada;

(lxi)	“Subscription Receipt Agreement” means the subscription receipt agreement to be made as of the First Closing Date among the Subscription Receipt Agent, the Corporation and the Agent;

(lxii)	“Subscription Receipt Shares” has the meaning ascribed thereto in Section 2(b);

(lxiii)	“Substantial US Market Interest” means “substantial US market interest” as defined in Regulation S;

(lxiv)	“Tax Act” means the Income Tax Act (Canada), as amended, re- enacted or replaced from time to time and all rules and regulations made pursuant thereto and any proposed amendments thereto;

(lxv)	“Termination Date” has the meaning ascribed thereto in Section 2(c);

(lxvi)	“United States” has the meaning given to that term in Regulation S;

(lxvii)	“US Affiliate” means Kingsdale Capital Markets (USA) Inc., the United States registered broker-dealer affiliate of the Agent;

(lxviii)	“US Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D; and

(lxix)	“US Person” has the meaning given to that term in Regulation S.

(b)

Other Defined Terms: Whenever used in this Agreement, the words and terms “affiliate”, “associate”, “material fact”, “material change”, “misrepresentation”, “senior officer” and “subsidiary” shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein.

(c)

Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.

(d)	Currency: Unless otherwise expressly stated, all references to monetary amounts in this Agreement are to lawful money of Canada.

(e)

Taxation Act (Quebec): Any reference to a word or term defined in the Tax Act includes, for purposes of Quebec income taxation, a reference to the equivalent word or term, if any, defined in the Taxation Act (Quebec) as such act may be amended, re-enacted or replaced from time to time. Any reference to the Tax Act or a provision thereof includes, for purposes of Quebec income taxation, a reference to the Taxation Act (Quebec) or the equivalent provision thereof as such act may be amended, re-enacted or replaced from time to time. Any reference to a filing or similar requirement imposed under the Tax Act includes, for purposes of Quebec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Taxation Act (Quebec) as such act may be amended, re-enacted or replaced from time to time; provided that, if no filing or similar requirement is provided under the Taxation Act (Quebec), a copy of any material filed under the Tax Act shall be filed with the ministère du Revenu du Québec.

(f)	Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title
A	Agent’s Certificate
B	Officers’ Certificate
C	Disclosure Schedule
D	Property Interests
E	Material Contracts

2.	Offering Terms

(a)

Offering: the Subscription Receipts, the Offered Common Shares and the Option Shares will be offered for sale by the Agent, as agent on behalf of the Corporation, to purchasers resident in the Offering Jurisdictions.

	(b)	Subscription Receipts: each Subscription Receipt will be exercisable into one Common Share (a “Subscription Receipt Share”) of the Corporation.

(c)

Escrow of Proceeds of Subscription Receipts: $12,000,000 of the aggregate Purchase Price payable for the Subscription Receipts purchased by Purchasers on the First Closing Date (the “Acquisition Funds”) will be paid by the Agent to the Corporation on the First Closing Date to be held and dealt with by the Corporation strictly in accordance with the Acquisition Funds Agreement, and the balance of such aggregate Purchase Price for the Subscription Receipts purchased by the Purchasers on the First Closing Date and on any subsequent Closing Date occurring on or prior to the date on which the Release Conditions are satisfied (the “Escrowed Funds”) will be paid by the Agent to the Subscription Receipt Agent and held in escrow on behalf of the Purchasers by the Subscription Receipt Agent pursuant to the Subscription Receipt Agreement, and invested or otherwise dealt with as provided for in the Subscription Receipt Agreement. In the event that on or prior to 5:00 p.m. (Toronto time) on December 31, 2006 (the “Termination Date”):

(i)

the Acquisition has been completed on terms and conditions and in a manner satisfactory to the Agent in its sole discretion, including, without limitation, the receipt by the Corporation and Baykal Gold of an acknowledgment from the vendors of the 51% interest in M.L. Ltd. being acquired by Baykal Gold in the Acquisition that they consent to the completion of the Acquisition on the date that it is actually completed, notwithstanding the original deadline for the completion of the Acquisition of December 8, 2006;

(ii)

there shall have been no material adverse change in the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole;

(iii)

a certificate shall have been delivered following completion of the Acquisition executed by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officers and/or directors of the Corporation acceptable to the Agent in its sole discretion) that there has been no material change in the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, up to and including that date;

(iv)

the Corporation is not in breach or material default of any of its covenants or obligations under this Agreement or the Subscription Receipts except those breaches or defaults that have been waived by the Agent; and

(v)

the Corporation and the Agent, acting reasonably, having delivered a joint notice to the Subscription Receipt Agent confirming that all conditions precedent to the Offering to be satisfied prior to the time of the delivery of such notice have been satisfied or waived on terms satisfactory to the Corporation and the Agent, (the conditions referred to in subparagraphs (i) through (v) inclusive of this Section 2(c) being referred to collectively herein as, the “Release Conditions”), an amount of the Escrowed Funds equal to 7% of the aggregate Purchase Price for the Subscription Receipts purchased by Purchasers on or prior to that date shall be paid by the Subscription Receipt Agent to the Agent in payment of the cash fees payable to the Agent pursuant to Section 6(a) in respect of the issuance of such Subscription Receipts, an amount equal to the expenses of the Agent incurred up to that date and payable to the Agent pursuant to Section 11 shall be paid by the Subscription Receipt Agent to the Agent, in each case together with accrued interest thereon and the balance shall released to the Corporation to be used as specified in Section 8(c). In the event that the Release Conditions are not satisfied on or before the Termination Date, the Corporation shall pay forthwith to the Subscription Receipt Agent an amount equal to the Acquisition Funds plus the Imputed Interest (to the extent not otherwise paid pursuant to the Acquisition Funds Agreement) and such amounts shall upon receipt by the Subscription Receipt Agent form part of the Escrowed Funds and the Subscribers shall have their pro rata share of the Escrowed Funds, plus accrued interest thereon and the Imputed Interest refunded to them by the Subscription Receipt Agent out of the Escrowed Funds all in accordance with the terms and conditions of the Subscription Receipt Agreement.

(d)	Sale on Exempt Basis: the sale of the Subscription Receipts, the Offered Common Shares and the Option Shares to Purchasers is to be effected by the

Agent in a manner exempt from any prospectus or offering memorandum filing or delivery requirements of the Applicable Securities Laws and without the necessity of obtaining any order or ruling of the Regulatory Authorities and, for offers and sales in the United States, in accordance with the requirements of the exemption from registration from United States federal and state securities laws available under Rule 506 of Regulation D. The Agent will notify the Corporation with respect to the identity and jurisdiction of residence of each Purchaser as soon as practicable and with a view to affording sufficient time to allow the Corporation to confirm compliance with all Applicable Securities Laws in connection with the sale of the Subscription Receipts, the Offered Common Shares and the Option Shares to the Purchasers.

(e)

Subscription Agreements: the Agent will obtain from each Purchaser a properly completed and duly executed Subscription Agreement and, other than in the case of Purchasers resident outside of Canada and the United States, a properly completed and duly executed form of Accredited Investor or US Accredited Investor questionnaire, as applicable, each in the form attached as a Schedule to the applicable form of Subscription Agreement, together with any additional documentation as may be required by the Exchange.

(f)

Selling Group: if, in the opinion of the Agent, it is necessary, the Agent will form, manage and participate in a group of sub-agents to offer and sell the Subscription Receipts, the Offered Common Shares and the Option Shares as provided for hereunder. Each sub-agent shall be appropriately registered under the Applicable Securities Laws so as to permit it to lawfully offer and sell the Subscription Receipts, the Offered Common Shares and the Option Shares in such jurisdictions in which it offers and sells the Subscription Receipts, the Offered Common Shares and the Option Shares. In the event that a selling group is formed, the Agent will:

	(i)	manage the selling group as and to the extent customary in the securities industry in Canada; and

	(ii)	require each member of the selling group to offer and sell the Subscription Receipts, the Offered Common Shares and the Option Shares on the terms set forth in this Agreement.

(g)

Exchange Approval: the Corporation covenants to use its commercially reasonable efforts to satisfy as expeditiously as possible, each of the conditions of the Exchange (the “Exchange Conditions”) required to be satisfied prior to the Exchange’s acceptance of the Corporation’s notice of the Offering.

(h)	Broker Warrants: the terms and conditions of the Broker Warrants will be substantially as described in this Agreement subject to the changes, if any, that the Corporation and the Agent may agree to.

(i)	No Advertising: the Corporation and the Agent confirms that the Offering has not been, and agrees that it will not be, advertised in any way.

(j)

No Selling or Promotional Expenses: no selling or promotional expenses will be paid or incurred in connection with the Offering, except for professional services or for services performed by a registered dealer.

(k)

Offering in the United States: the Agent acknowledges that the Subscription Receipts, the Offered Common Shares, the Subscription Receipt Shares, the Option Shares, the Broker Warrants and the Broker Warrant Shares have not been, and will not be registered under the 1933 Act or applicable state securities laws and may not be offered or sold except outside the United States in accordance with Regulation S or, for offers or sales in the United States, offered by the Agent through the US Affiliate and sold by the Corporation, pursuant to Rule 506 of Regulation D. Accordingly, the Agent represents, warrants and covenants to and with the Corporation as follows, which representations and warranties shall be true as of the date of this Agreement and as of each Closing Time and each Closing Date, and which representations, warranties and covenants shall survive the completion of the transactions contemplated under this Agreement;

(i)

it has offered and sold, and will offer and sell, the Subscription Receipts, the Offered Common Shares and the Option Shares outside the United States only in accordance with Rule 903 of Regulation S and accordingly, neither the Agent, its affiliates nor any persons acting on its or their behalf, has made or will make:

		(1)	except as permitted under (ii), any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts, Offered Common Shares or Option Shares to any person in the United Sates;

(2)

any sale of Subscription Receipts, Offered Common Shares or Option Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or the Agent, or such affiliate or person acting on behalf of the Agent, reasonably believed that such Purchaser was outside the United States; or

		(3)	any Directed Selling Efforts in the United States with respect to the Subscription Receipts, Offered Common Shares or Option Shares;

	(ii)	it has offered and sold, and will offer and sell, the Subscription Receipts, the Offered Common Shares and the Option Shares to Purchasers in the United States only in the following manner:

(1)

the Agent has offered and sold and will offer and sell the Subscription Receipts, the Offered Common Shares and the Option Shares in the United States only through its US Affiliate, which was and is on the dates of such offers and sales a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

	(2)	immediately prior to soliciting offerees, the Agent has or will have reasonable grounds to believe and did or will believe that each offeree was and is an US Accredited Investor;

(3)

no form of general solicitation or general advertising (as those terms are used in Regulation D), including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act has been or will be used by it or its affiliates in connection with the offer or sale of the Subscription Receipts, the Offered Common Shares or the Option Shares;

(4)

any offer, sale or solicitation of an offer to buy Subscription Receipts, Offered Common Shares or Option Shares that has been made or will be made in the United States was or will be made only to US Accredited Investors by the Agent through the US Affiliate, and in transactions that are exempt from registration under the 1933 Act and any applicable state securities laws and in accordance with applicable US federal or state laws or regulations governing the registration an conduct of securities brokers and dealers;

(5)

neither the Agent, its affiliates or any person acting on its behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Subscription Receipts, the Offered Common Shares or the Option Shares; and

(iii)	unless, on any Closing Date and prior to the Closing Time on such Closing Date, it and the US Affiliate has executed and delivered to the

Corporation an Agent’s Certificate in substantially the form set out in Schedule A hereto, it will be deemed to represent and warrant to the Corporation, as of the Closing Time on such Closing Date, that neither it nor any of its affiliates has made any offers or sales of the Subscription Receipts, the Offered Common Shares or the Option Shares in the United States.

(l)

Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation in connection with the Offering so that the distribution of the Subscription Receipts, the Offered Common Shares, the Subscription Receipt Shares, the Option Shares and the Broker Warrants may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in Canada or the United States, and the Agent undertakes to use commercially reasonable efforts to cause the Purchasers of the Subscription Receipts, the Offered Common Shares and the Option Shares to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by Applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

(m)

No Offering Memorandum: Neither the Corporation nor the Agent shall provide to prospective purchasers of Subscription Receipts, Offered Common Shares or Option Shares any document or other material that would constitute an offering memorandum within the meaning of Applicable Securities Laws.

3.	Due Diligence

The Corporation shall allow the Agent to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditors, as the Agent shall consider appropriate in connection with the Offering.

4..	Deliveries By Closing Time

(a)	Deliveries: By the Closing Time on each Closing Date:

(i)

all actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, shall have occurred in order to complete the transactions contemplated by this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Acquisition Funds Agreement, including, without limitation, to create and issue the Subscription Receipts, to create and issue the Broker Warrants, to issue the Offered Common Shares and to authorize for issuance the Subscription Receipt Shares, the Option Shares and the Broker Warrant

Shares, and a certified copy of all such resolutions shall have been delivered by the Corporation to the Agent;

(ii)	the Corporation shall have delivered or caused to be delivered to the Agent:

(A)

a favourable legal opinion dated such Closing Date of Canadian and Russian counsel to the Corporation, Macleod Dixon LLP, who may rely on opinions of local counsel acceptable to the Agent, addressed to, among others, the Agent and the Purchasers in form and substance acceptable to the Agent and its counsel, Goodman and Carr LLP, each acting reasonably;

(B)

a favourable legal opinion dated such Closing Date of United States counsel to the Corporation, Dorsey Whitney LLP, addressed to, among others, the Agent and the Purchasers in form and substance acceptable to the Agent and its counsel, Goodman and Carr LLP, each acting reasonably;

(C)

a certificate dated such Closing Date signed by an appropriate officer of the Corporation and addressed to, among others, the Agent and the Purchasers with respect to the articles and by-laws of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation, and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Agent may reasonably request and including specimen signatures of the signing officers of the Corporation;

(D)

a certificate dated such Closing Date addressed to, among others, the Agent and the Purchasers signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agent substantially in the form of the certificate attached hereto as Schedule B;

(E)	a Subscription Agreement and Subscriber Acknowledgment from each Purchaser accepted by the Corporation;

(F)	definitive certificates representing the Subscription Receipts registered in the names of the Purchasers or in such other name or names as the Purchasers or the Agent may direct;

(G)	the Broker Warrants;

(H)	the Subscription Receipt Agreement duly executed and delivered by the Corporation and the Subscription Receipt Agent;

(I)	the Acquisition Funds Agreement duly executed and delivered by the Corporation and Baykal Gold; and

(J)	such further documents as may be contemplated by this Agreement or as the Agent may reasonably require,

all in form and substance satisfactory to the Agent;

(iii)	on the First Closing Date, the Agent shall have delivered or caused to be delivered to the Corporation:

(A)

payment of the Acquisition Funds, by certified cheque or bank draft payable to the Corporation or by wire transfer of immediately available funds to an account specified in writing by the Corporation to the Agent, to be held and dealt with by the Corporation strictly in accordance with the Acquisition Funds Agreement, and evidence of payment to the Subscription Receipt Agent of the balance of the aggregate Purchase Price for the Subscription Receipts purchased by the Purchasers on the First Closing Date to be held in escrow on behalf of the Purchasers by the Subscription Receipt Agent pursuant to the Subscription Receipt Agreement, against delivery from the Subscription Receipt Agent and the Corporation to the Agent of receipts for the aggregate Purchase Price for such Subscription Receipts; and

	(B)	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

(iv)

on each Closing Date occurring subsequent to the First Closing Date, but on or prior to the date on which the Release Conditions are satisfied, the Agent shall have delivered or caused to be delivered to the Corporation:

(A)

evidence of payment to the Subscription Receipt Agent of the aggregate Purchase Price for the Subscription Receipts purchased by the Purchasers on such Closing Date to be held in escrow on behalf of such Purchasers by the Subscription Receipt Agent pursuant to the Subscription

Receipt Agreements, against delivery from the Subscription Receipt Agent to the Agent of a receipt for the aggregate Purchase Price for such Subscription Receipts; and

(B)	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

(v)

on each Closing Date occurring subsequent to the First Closing Date and subsequent to the date on which the Release Conditions are satisfied, the Agent shall have delivered or caused to be delivered to the Corporation:

(A)

payment of the aggregate Purchase Price for the Offered Common Shares purchased by the Purchasers on such Closing Date by certified cheque or bank draft or by wire transfer of immediately available funds to an account specified in writing by the Corporation to the Agent against delivery from the Corporation to the Agent of a receipt for the aggregate Purchase Price for such Offered Common Shares; and

(B)	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

5.	Closing

	(a)	Closing: Each Closing shall be completed at the offices of Macleod Dixon LLP in Toronto, Ontario at the Closing Time on the relevant Closing Date.

(b)

Conditions of Closing: The following are conditions precedent to the obligation of the Agent to complete each Closing and of the Purchasers to purchase the Subscription Receipts or Offered Common Shares, as the case may be, which conditions the Corporation hereby covenants and agrees to use its commercially reasonable efforts to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agent:

(i)

the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Exchange) required for the completion of the transactions contemplated by this Agreement and the Acquisition, all in a form and substance satisfactory to the Agent, and the Exchange shall have conditionally approved the Offering, subject only to the fulfillment of normal conditions typically satisfied post-closing;

(ii)	receipt by the Agent of the documents set forth in section 4 of this Agreement to be delivered to the Agent;

(iii)

the representations and warranties of the Corporation contained herein being true and correct as of the relevant Closing Time with the same force and effect as if made at and as of the relevant Closing Time after giving effect to the transactions contemplated hereby;

(iv)

the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation at or prior to the relevant Closing Time; and

(v)	the Agent not having previously terminated its obligations pursuant to this Agreement.

6.	Commission and Broker Warrants

(a)

Commission and Broker Warrants: In consideration of the agreement of the Agent to act as agent of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agent in connection therewith, including, without limitation:

		(i)	acting as agent of the Corporation to solicit, on a reasonable best efforts basis, offers to purchase the Subscription Receipts, the Offered Common Shares and the Option Shares;

		(ii)	participating in the preparation of the forms of the Subscription Agreements and certain of the Ancillary Documents; and

		(iii)	advising the Corporation with respect to the private placement of the Subscription Receipts, the Offered Common Shares and the Option Shares,

the Corporation shall, in respect of Closings which occur on or prior to the date on which the Release Conditions are met, cause the Subscription Receipt Agent to pay to the Agent or as the Agent may otherwise direct out of the Escrowed Funds at the time specified in Section 2(c) and, in respect of Closings which occur subsequent to the date on which the Release Conditions are met, shall pay to the Agent or as the Agent may otherwise direct at the Closing Time on such Closing Date, a fee of 7% of the aggregate Purchase Price for the Subscription Receipts or Offered Common Shares, as the case may be, in each case purchased by Purchasers on such Closing, and the Corporation shall issue to the Agent at each Closing Time that number of broker warrants (the “Broker Warrants”) which is equal to 7% of the aggregate number of Subscription Receipts or Offered Common Shares, as the case may be, purchased by Purchasers on such Closing Date with each Broker Warrant entitling the holder on exercise to purchase, for a period of two years from the date of issue of such Broker Warrants, one Common

Share (each a “Broker Warrant Share”) at a price of $1.00 per Broker Warrant Share. In addition, the Corporation shall pay to the Agent or as the Agent may otherwise direct at each Option Closing Time, against receipt of payment of the aggregate Purchase Price for the Option Shares purchased by Purchasers on such Option Closing Time, a fee of 7% of the aggregate Purchase Price for the Option Shares, and the Corporation shall issue to the Agent at each Option Closing Time that number of non-transferable Broker Warrants which is equal to 7% of the aggregate number of Option Shares purchased by Purchasers on that Option Closing Date.

(b)

Taxes: The Corporation and the Agent acknowledge and agree that if a separate fee would have been charged to the Corporation for the services described in clause 6(a)(i) above, such separate fee would represent more than 50% of the fee payable to the Agent, and the Corporation hereby further acknowledges and agrees that the Agent will rely on the foregoing statement in not charging federal goods and services tax on such fee and that the Corporation will forthwith pay to the Agent any such tax and any applicable interest and penalties to the extent determined to be exigible.

7.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agent and the Purchasers, and acknowledges that the Agent and the Purchasers are relying upon each of such representations and warranties in completing each Closing, as follows:

(a)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted by it and to own or lease and operate its property and assets, and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out its obligations hereunder and thereunder.

(b)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets owned or leased by it or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on its business in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)

The Corporation is authorized to issue an unlimited number of Common Shares, of which 49,797,100 Common Shares are issued and outstanding as fully paid and non-assessable shares as of the date hereof prior to giving effect to the Offering.

(d)	The Common Shares are listed on the Exchange, and the Exchange has conditionally approved the Offering. Except as set forth in Section 7(d) of

Schedule C, the Corporation has not issued, or agreed to issue, any Common Shares or any securities exchangeable or exercisable for, or convertible into, Common Shares at an effective price per Common Share which is less than the Purchase Price during the 60 day period immediately preceding the date hereof.

(e)

The Common Shares are listed only on the Exchange, the Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and the Corporation is not in default of any requirement of the Applicable Canadian Securities Laws and the Common Shares are not registered under the 1934 Act.

(f)

None of the Subscription Receipts, the Offered Common Shares, the Subscription Receipt Shares, the Option Shares, the Broker Warrants or the Broker Warrant Shares will be subject to a restricted period or statutory hold period under the Applicable Securities Laws or to any resale restriction under the policies of the Exchange which extends beyond four months and one day after the distribution date of such securities as defined in National Instrument 45-102 – Resale of Securities.

(g)

Baykal Gold has 10,000 shares and no more issued and outstanding as fully paid and non-assessable shares and registered in the name of the Corporation. Chukot Gold has 1,000 shares and no more issued and outstanding as fully paid and non- assessable shares and registered in the name of the Corporation.

(h)

The Future Subsidiary has an authorized capital of 10,000 rubles. Baykal Gold has a valid and binding agreement with the holders of such participating interests to acquire 51% of the outstanding participating interests of the Future Subsidiary for an aggregate purchase price of approximately US$10,315,000 following the completion of which the issued and outstanding participating interests in the capital of the Future Subsidiary will be registered as set out in Section 7(h)(i) of Schedule C. Baykal Gold has a valid and binding agreement with the holders of participating interests in the Future Subsidiary to acquire the remaining participating interests in the capital of the Future Subsidiary, following the completion of which all of the issued participating interests in the capital of the Future Subsidiary will be registered in the name of Baykal Gold.

(i)

No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except as set forth in Section 7(i) of Schedule C. No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the issued or unissued shares or other securities of any of the Existing Subsidiaries or of the Future Subsidiary.

(j)	The directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement.

(k)

The issue of the Subscription Receipts, the Offered Common Shares, the Subscription Receipt Shares, the Option Shares, the Broker Warrants and the Broker Warrant Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(l)

The execution of this Agreement, the Subscription Receipt Agreement and the Subscription Agreements, the issue by the Corporation to the Purchasers of the Subscription Receipts, the Offered Common Shares, the Subscription Receipt Shares and the Option Shares and the issue by the Corporation to the Agent of the Broker Warrants and the Broker Warrant Shares will be exempt from the registration and prospectus requirements of Applicable Securities Laws.

(m)

All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Subscription Receipts, the Offered Common Shares, and the Option Shares and, upon payment of the requisite consideration therefor, the Subscription Receipts, the Offered Common Shares and the Option Shares will be validly issued as fully paid and non- assessable. All necessary corporate action has been taken to authorize the issuance of the Subscription Receipt Shares and, upon the exercise or deemed exercise of the Subscription Receipts in accordance with the Subscription Receipt Agreement, the Subscription Receipt Shares will be validly issued and outstanding as fully-paid and non-assessable Common Shares.

(n)

All necessary corporate action has been taken to authorize the issuance of the Broker Warrants and, upon their issuance, the Broker Warrants will have been validly created and issued and will be outstanding, registered in the name of the Agent;

(o)

All necessary corporate action has been taken to authorize and issue the Broker Warrant Shares and, subject to due exercise of the Broker Warrants (including payment in full of the applicable subscription price), the Broker Warrant Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(p)

The Corporation does not have any subsidiaries within the meaning of the Securities Act (Ontario) other than the Existing Subsidiaries and, upon and subsequent to the satisfaction of the Release Conditions, the Future Subsidiary. The Corporation is the legal and beneficial owner of all of the issued and outstanding shares of the Existing Subsidiaries, free and clear of all liens, charges, encumbrances, hypothecs, pledges or other security interests whatsoever.

(q)

Baykal Gold has full corporate power and authority to purchase 51% of the participating interests in the capital of the Future Subsidiary and all necessary corporate action has been taken to authorize such purchase and, upon payment of the purchase price of US$10,315,000 therefor, Baykal Gold will own 51% of the issued participating interests in the capital of the Future Subscidiary, legally and beneficially, free and clear of all liens, charges, encumbrances, hypothecs, pledges or other security interests whatsoever. Baykal Gold has full corporate power and authority to purchase the remaining 49% of the participating interests in the capital of the Future Subsidiary and all necessary corporate action has been taken to authorize such purchase and, upon payment of the purchase price of US$8,000,000, Baykal Gold will own 100% of the participating interests in the capital of Baykal Gold, legally and beneficially, free and clear of all liens, charges, encumbrances, hypothecs, pledges or other security interests whatsoever.

(r)

None of the offering and sale of the Subscription Receipts, the Offered Common Shares and the Option Shares or the issuance to the Agent of the Broker Warrants, the execution and delivery of this Agreement and the Ancillary Documents, the completion by the Corporation and Baykal Gold of the Acquisition, the compliance by the Corporation, the Existing Subsidiaries and the Future Subsidiary with the provisions of the Material Contracts or the consummation of the transactions contemplated therein, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issuance of the Subscription Receipts, the Offered Common Shares and the Option Shares to the Purchasers for the consideration and upon the terms and conditions as set forth herein, the issuance of the Subscription Receipt Shares, the issuance of the Broker Warrants to the Agent and the issuance of the Broker Warrant Shares for the consideration and upon the terms and conditions set forth in the Broker Warrants, do not or will not (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, Regulatory Authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Applicable Securities Laws and the rules and policies of the Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, (A) any of the Material Contracts or any other indenture, mortgage, deed of trust, lease or other agreement or instrument to which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is a party or is subject or by which it or any of its properties or assets is bound, or from which it derives any benefit, (B) the articles or by-laws or other constating documents of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, (C) any permit license, consent or authority issued to or held by any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, or (D) any law or statute or any judgment, decree, order, injunction, ruling, policy or regulation of any court, governmental agency, body or authority, arbitrator, stock exchange, Regulatory Authority or other regulatory authority applicable to any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or any of its properties or assets or (iii) give to any other Person or governmental authority, after the giving of notice or otherwise, any right of termination, cancellation, suspension or acceleration of or with respect to, or constitute or result in a breach of or default under (A) any of the Material Contracts or any other indenture, mortgage, deed of trust, lease or other agreement or instrument to which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is a party or by which it or any of its properties or assets is bound or from which it derives any benefit, or (B) any permit, license, consent or authority issued to or held by any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, which could have a material adverse effect on the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole.

(s)

The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required under this Agreement and the Ancillary Documents to be done, observed, performed or executed and delivered by it in accordance with the terms of this Agreement and the Ancillary Documents and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents including, without limitation, the issue of the Subscription Receipts, the Offered Common Shares and the Option Shares to the Purchasers for the consideration and upon the terms and conditions set forth herein, the issue of the Subscription Receipt Shares on the terms and conditions set forth in the Subscription Receipts, the issue of the Broker Warrants upon the terms and conditions set forth herein, and the issue of the Broker Warrant Shares for the consideration and upon the terms and conditions set forth in the Broker Warrants.

(t)

Each of this Agreement and the Subscription Agreements has been authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms and, upon being executed and delivered, each of the other Ancillary Documents, including, without limitation, the Broker Warrants, will constitute a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

(u)

Each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with the Applicable Canadian Securities Laws and does not and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are or were made, not misleading, and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Corporation, the Existing Subsidiaries and the Future Subsidiary and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are or were made, not misleading, as of the date hereof. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(v)

The Corporation is in compliance with all timely disclosure obligations under Applicable Canadian Securities Laws, and, without limiting the generality of the foregoing, there has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary which has not been publicly disclosed, and none of the documents filed by or on behalf of the Corporation pursuant to Applicable Canadian Securities Laws contain a misrepresentation at the date of the filing thereof.

(w)

No order preventing, ceasing or suspending trading in any securities of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, or prohibiting the issue and sale of securities by the Corporation, the Existing Subsidiaries or the Future Subsidiary, has been issued, and no proceedings for any of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(x)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of such corporation; (ii) transactions are recorded as necessary to permit preparation of financial statements for such corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of such corporation is permitted only in accordance with the general or a specific authorization of management of such corporation; and (iv) the recorded accountability for assets of such corporation is compared with the existing assets of such corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.

(y)

The audited financial statements of the Corporation for the year ended December 31, 2005, together with the auditors’ report thereon and the notes thereto, and the unaudited interim financial statements of the Corporation for the period ended September 30, 2006 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements), are substantially correct in every particular and present fairly and accurately the financial condition and position of the Corporation as at the dates thereof and the results of operations of the Corporation for the periods then ended and such financial statements contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading. None of the Corporation, the Existing Subsidiaries or the Future Subsidiary has any material liabilities, whether direct, indirect, absolute, contingent or otherwise which are not disclosed in the Corporation’s financial statements for the period ended September 30, 2006.

(z)	Since September 30, 2006:

(i)

none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has paid or declared any dividend or other form of distribution or incurred any material capital expenditure or made any commitment therefor;

(ii)

none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business where any such obligations or liabilities are, in the aggregate, not material; and

	(iii)	none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has entered into any material transaction.

(aa)

None of the Corporation, the Existing Subsidiaries or the Future Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof, or had any petition for a receiving order in bankruptcy filed against it.

(bb)

None of the Corporation, the Existing Subsidiaries or the Future Subsidiary has entered into or approved, nor is any of them contemplating the entering into or approval of, any agreement in respect of:

(i)

the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation, the Existing Subsidiaries or the Future Subsidiary, whether by asset sale, transfer of shares or otherwise, except for the Acquisition;

(ii)

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation, the Existing Subsidiaries or the Future Subsidiary or otherwise) of the Corporation, the Existing Subsidiaries or the Future Subsidiary;

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(iv)	a proposed or planned disposition of shares of the Existing Subsidiaries or any proposed or planned disposition of shares of the Future Subsidiary,

and the Corporation has no any knowledge of any of the foregoing.

(cc)

All of the assets, property and undertaking of the Corporation, the Existing Subsidiaries and the Future Subsidiary is insured against loss or damage under the policies providing such insurance coverage as is appropriate in scope and coverage for the businesses carried on by them, which policies will be continued in full force and effect (with all premiums paid) up to and including each Closing Date. There does not exist any default, whether as to the payment of premiums or otherwise, under the terms of any such policy and nothing has been done or omitted to be done by which could make any policy of insurance void or voidable.

(dd)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years ending prior to the date hereof to the extent that such taxes have become due or have been alleged by the CRA or other recognized taxing authority to be due, and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged by the CRA or other recognized taxing authority to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or the payment of any tax, governmental charge, penalty, interest or fine against any of the Corporation, the Existing Subsidiaries or the Future Subsidiary. There are no material actions, suits, proceedings, investigations or claims now pending or, to the best knowledge of the Corporation, threatened against any of the Corporation, the Existing Subsidiaries or the Future Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority, and each of the Corporation, the Existing Subsidiaries and the Future Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(ee)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary: (i) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business; (ii) possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it; and (iii) is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to its operations. None of the Corporation, the Existing Subsidiaries or the Future Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole.

(ff)

None of the Corporation, the Existing Subsidiaries or the Future Subsidiary is in violation of any term of its articles or by-laws or other constating documents. None of the Corporation, the Existing Subsidiaries or the Future Subsidiary is in violation of any material term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, and none of the Corporation, the Existing Subsidiaries or the Future Subsidiary is in default in the payment of any obligation owed which is now due, and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, or on any of their material properties or assets or in any material liability on the part of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents, any of the Material Contracts or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(gg)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of its material property or assets, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights are necessary for the conduct of the business of each such corporation as currently conducted or contemplated to be conducted, and the Corporation does not know of any claim or the basis for any claim that might or could adversely affect the right of any of them to use, transfer or otherwise exploit such property rights and none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to any of its property rights.

(hh)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary holds either exploration or exploitation concessions or claims or other conventional property, proprietary or contractual interests or rights recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which it has, or has a right to acquire, an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, all of which are listed in Section 7(hh) of Schedule C, sufficient to permit such corporation to explore, mine and sell the minerals relating thereto. All such property, leases or claims, and all property, leases or claims in which any of them has any interest or right, have been validly located and recorded in accordance with all applicable laws and are valid and subsisting. Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which each has an interest granting it the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of such corporation, with only such exceptions as do not materially interfere with the use made by it of the rights or interests so held; and each of the proprietary interests or rights, and each of the documents, agreements and instruments, and each of the obligations relating thereto referred to above, is currently in good standing in the name of the Corporation, one of the Existing Subsidiaries or the Future Subsidiary, as the case may be.

(ii)

Any and all of the agreements and other documents and instruments pursuant to which the Corporation, the Existing Subsidiaries or either of the Future Subsidiary holds its property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments, in full force and effect, enforceable in accordance with terms thereof and are listed in Section 7(ii) to Schedule C hereof. None of the Corporation, the Existing Subsidiaries or the Future Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged, and all such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated. All leases, licences and claims pursuant to which the Corporation, any of the Existing Subsidiaries or the Future Subsidiary derives its interests in such property and assets are in good standing, and there has been no material default under any such lease, licence or claim, and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation, the Existing Subsidiaries or the Future Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(jj)

None of the Corporation, the Existing Subsidiaries nor the Future Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of its property or assets are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which such corporation is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole.

(kk)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, or result in an adverse material change to the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, and has not and is not engaged in any unfair labour practice. There is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against any of the Corporation, the Existing Subsidiaries or the Future Subsidiary; no union representation question exists respecting the employees of the Corporation, the Existing Subsidiaries or the Future Subsidiary, and no collective bargaining agreement is in place or currently being negotiated by the Corporation, the Existing Subsidiaries or the Future Subsidiary. None of the Corporation, the Existing Subsidiaries or the Future Subsidiary has received any notice of any unresolved matter, and there are no outstanding orders under the Employment Standards Act (Ontario), the Human Rights Code (Ontario), the Occupational Health and Safety Act (Ontario) or the Workers’ Compensation Act (Ontario) or any other similar legislation in any jurisdiction in which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary carries on business or has employees. No employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation, the Existing Subsidiaries or the Future Subsidiary in excess of twelve months or equivalent compensation, and all benefit and pension plans of the Corporation, the Existing Subsidiaries and the Future Subsidiary are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(ll)

Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation, the Existing Subsidiaries or the Future Subsidiary for the benefit of any current or former officer, director, employee or consultant of any of them has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to such plan.

(mm)

All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation, the Existing Subsidiaries or the Future Subsidiary have been accurately reflected in the books and records of such corporation.

(nn)

There has not been, and there is not currently, any labour trouble which is adversely affecting or could adversely affect, in a material manner, the conduct of the business of the Corporation, the Existing Subsidiaries or the Future Subsidiary.

(oo)	(i)

the Corporation, the Existing Subsidiaries and the Future Subsidiary and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or currently contemplated future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

the Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation, the Existing Subsidiaries or the Future Subsidiary or any of their respective property, assets or operations, relating to, or alleging any violation of any Environmental Laws;

(iii)

the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding, and the Corporation does not have any knowledge that it or any of its property, assets or operations or that of the Existing Subsidiaries or the Future Subsidiary is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iv)

none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, and, to the knowledge of the Corporation, the Corporation, the Existing Subsidiaries and the Future Subsidiary do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity, and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation, the Existing Subsidiaries or the Future Subsidiary or the property, assets, business or operations thereof;

(v)

to the knowledge of the Corporation, the Corporation, the Existing Subsidiaries and the Future Subsidiary do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(vi)

to the knowledge of the Corporation, none of the Corporation, the Existing Subsidiaries or the Future Subsidiary is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(pp)

There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or to which any of their respective property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, or the ability of the Corporation, the Existing Subsidiaries or the Future Subsidiary to perform their obligations, and none of the Corporation, the Existing Subsidiaries and the Future Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidy, taken as a whole, or the ability of such corporation to perform its obligations under this Agreement or the Ancillary Documents.

(qq)

Each of the Corporation, the Existing Subsidiaries and the Future Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, after due inquiry, none of the Corporation, the Existing Subsidiaries or the Future Subsidiary is infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets, and no other Person has infringed any such trademarks, copyrights or trade secrets.

(rr)

None of the Corporation, the Existing Subsidiaries and the Future Subsidiary owe any amount to, nor have any of them had any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder thereof or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of their business. Except for usual employee or consulting arrangements made in the ordinary and normal course of business, none of the Corporation, the Existing Subsidiaries or the Future Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder thereof or any other Person not dealing at arm’s length with it. No officer, director or employee of the Corporation, the Existing Subsidiaries or the Future Subsidiary, and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary which could materially adversely impact on the ability to properly perform the services to be performed by such Person for any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, as the case may be. No officer, director, employee or securityholder of the Corporation, the Existing Subsidiaries or the Future Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation, the Existing Subsidiaries or the Future Subsidiary except for claims in the ordinary and normal course of the business of any such corporation such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation, the Existing Subsidiaries or the Future Subsidiary, taken as a whole.

(ss)

The only material agreements, indentures, contracts, instruments or commitments to which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is a party or by which any of them is bound are those agreements listed and described in Schedule E (the “Material Contracts”), and all such contracts are valid and subsisting agreements in full force and effect, unamended, there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by any party thereto. There is no intention on the part of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary, and the Corporation is not aware of any intention on the part of any of the other parties thereto, to terminate or materially alter any such Material Contracts, none of the Corporation, the Existing Subsidiaries or the Future Subsidiary has and, to the knowledge of the Corporation, no other person has, done or omitted to do anything which, with the giving of notice or the lapse of time or both, would constitute a breach or default thereunder or give rise to a right of termination or cancellation thereof, and the interests of the Corporation, the Existing Subsidiaries or the Future Subsidiary therein or thereunder has not been assigned or encumbered and, to the best of the Corporation’s knowledge, no person other than the parties thereto have rights therein.

(tt)	The website of the Corporation does not contain material information with respect to the Corporation which is incomplete, incorrect or omits to state a fact so as to render such information misleading, or any news release which has not been disseminated on a news wire service.

(uu)	The completion of the Acquisition will not result in any breach of Canadian or foreign law, including, without limitation, the Corruption of Foreign Public Officials Act (Canada).

(vv)	The Corporation is a Foreign Private Issuer and reasonably believes that there is no Substantial US Market Interest in the Subscription Receipts, the Offered Common Shares or the Option Shares.

(ww)

It is not, and agrees to use its reasonable commercial efforts not to become, at any time prior to the expiration of two years after the Closing Date, an “investment company” as defined in the United States Investment Company Act of 1940.

(xx)

Except with respect to the offer and sale of the Subscription Receipts, the Offered Common Shares and the Option Shares offered hereby, the Corporation has not, for a period of six months prior to the commencement of the offering of the Subscription Receipts, the Offered Common Shares and the Option Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Subscription Receipts, the Offered Common Shares and the Option Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Subscription Receipts, the Offered Common Shares and the Option Shares.

(yy)

Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sale on Form D.

(zz)

Except with respect to offers and sale to US Accredited Investors in reliance upon an exemption from registration available under Rule 506 of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, its affiliates or any person acting on its behalf, in respect of which no representation is made), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts, Offered Common Shares or Option Shares to a person in the United States; or (ii) any sale of the Subscription Receipts, the Offered Common Shares or the Option Shares unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States of (B) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(aaa)	During the period in which the Subscription Receipts, the Offered Common Shares or the Option Shares are offered for sale, or any of the Subscription

Receipts or Broker Warrants are outstanding, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, its affiliates or any person acting on its behalf, in respect of which no representation is made) has taken or will take any action that would cause the exclusion from registration available under Regulation S or the exemption from registration available under Rule 506 of Regulation D to be unavailable for offers and sales of the Subscription Receipts, the Offered Common Shares or the Option Shares pursuant to this Agreement, for the issuance of the Subscription Receipt Shares or for the issuance of the Broker Warrant Shares on the exercise of the Broker Warrants.

(bbb)

None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agent, its affiliates or any person acting on its behalf, in respect of which not representation is made) have engaged or will engage in any form of Directed Selling Efforts with respect to offers or sale of the Subscription Receipts, the Offered Common Shares or the Option Shares being offered under Regulation S, or has taken or will take any action in violation of Regulation M under the 1934 Act with respect to offers or sales of the Subscription Receipts, the Offered Common Shares or the Option Shares in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over ratio, or television , or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(ccc)

the Corporation will timely execute or procure the execution of all documents and will use its commercially reasonable efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to establish, to the reasonable satisfaction of counsel for the Agent, any and all legal requirements to enable the Agents to offer the Subscription Receipts, the Offered Common Shares and the Option Shares for sale in the United States under Rule 506 of Regulation D in accordance with this Agreement.

8.	Covenants of the Corporation

(a)

Consents and Approvals: Immediately following the acceptance by the Corporation hereof, the Corporation covenants and agrees with the Agent and the Purchasers that the Corporation will use its commercially reasonable efforts to:

(i)

obtain, to the extent not already obtained, the necessary regulatory consents from the Exchange and, to the extent necessary, from the Securities Commissions of the Offering Jurisdictions for the Offering and the Acquisition on such terms as are mutually acceptable to the Agent and the Corporation, acting reasonably;

		(ii)	arrange for the listing of the Subscription Receipts Shares, the Offered Common Shares, the Option Shares and the Broker Warrant Shares on the Exchange as soon as possible; and

	(iii)	make all necessary filings to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement and the Acquisition.

(b)	General: The Corporation hereby covenants and agrees with the Agent and the Purchasers that the Corporation will use its commercially reasonable efforts to:

(i)

fulfill all legal requirements to permit the creation, issue, offering and sale of the Subscription Receipts, the Offered Common Shares, the Option Shares and the Broker Warrants and the issue of the Subscription Receipt Shares and Broker Warrant Shares as contemplated in this Agreement, including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Subscription Receipts, the Offered Common Shares and the Option Shares to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus, registration statement or similar document in the Offering Jurisdictions;

(ii)

deliver to the Agent a copy of all press releases made and material change reports and other documents filed with any regulatory authority forthwith upon such press release being made or material change report or other document being filed in connection with the Offering;

(iii)

maintain the listing of the Common Shares on the Exchange or the Toronto Stock Exchange, as the case may be, and the status of the Corporation as a reporting issuer not in default under the Applicable Canadian Securities Laws for a period of 24 months after the last Closing Date;

(iv)

for a period of a least 24 months after the last Closing Date, the Corporation shall remain, and shall cause each of the Existing Subsidiaries and the Future Subsidiary to remain, a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall, and shall cause each of the Existing Subsidiaries and the Future Subsidiary to, carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction; and

(v)

forthwith after each Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Subscription Receipts, the Offered Common Shares and the Option Shares which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed under

National Instrument 45-106, Prospectus and Registration Exemptions of the Canadian Securities Administrators.

(c)

Use of Proceeds: The Corporation will use the gross proceeds of the Subscription Receipts, the Offered Common Shares and the Option Shares sold under the Offering to pay the cash fees payable to the Agent under this Agreement, to pay the expenses payable pursuant to Section 11 and to complete the Acquisition, with the balance to be used for general working capital purposes.

9. Agent’s Representations, Warranties and Covenants

The Agent represents, warrants and covenants to the Corporation, and acknowledges that the Corporation is relying upon such representations, warranties and covenants in connection with the Offering, that each of the Agent and the US Affiliate:

(a)	has complied and will comply with all Applicable Securities Laws in connection with the Offering;

(b)

has not, directly or indirectly, solicited offers to purchase or sell and will not directly or indirectly, solicit offers to purchase or sell any Subscription Receipts, Offered Common Shares or Option Shares to any person in any jurisdiction in any manner which would require the Corporation to file a prospectus, offering memorandum or similar document with respect thereto under the laws of any jurisdiction or register any of its securities or to comply with ongoing filing or disclosure or other similar requirements where it is not already subject to such requirements;

(c)

will use reasonable commercial efforts to obtain from each Purchaser who is purchasing Subscription Receipts, Offered Common Shares or Option Shares on a Closing Date prior to the Closing Time on such Closing Date an executed Subscription Agreement in the appropriate form agreed to by the Corporation and the Agent and all other applicable forms, reports, undertakings and documentation required under the Applicable Securities Laws or required by the Corporation, acting reasonably;

(d)	is an “accredited investors” as such term is defined in National Instrument 45- 106 – Prospectus and Registration Exemptions;

(e)

has good and sufficient right and authority to enter into this Agreement; is appropriately registered under the Applicable Securities Laws so as to permit it to lawfully sell and distribute the Subscription Receipts, the Offered Common Shares and Option Shares in such of the Offering Jurisdictions where it is offering and selling Subscription Receipts, Offered Common Shares and Option Shares and otherwise fulfill its obligations hereunder; and will comply with all Applicable Securities Laws in such jurisdictions in connection with the Offering;

(f)	will refrain (and have refrained) from providing to prospective purchasers an offering memorandum within the meaning of Applicable Securities Laws and from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet);

(g)	will ensure that any sub-agents retained by the Agent in connection with the Offering comply with the covenants and obligations of the Agent herein; and

(h)	will use commercially reasonable efforts to satisfy the conditions of Closing set out herein to be satisfied on its part.

10.	Termination

(a)

Right of Termination: The Agent shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of the Agent, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at any Closing Time if:

		(i)	the Agent is not satisfied in its sole discretion with the results of the due diligence review and investigation of the Corporation conducted by the Agent;

(ii)

there is, in the sole opinion of the Agent, a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might prevent or restrict trading in or the distribution of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or the Common Shares or adversely affects or might reasonably be expected to adversely affect the market price or value of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or the Common Shares;

(iii)

there shall have occurred any change in the applicable securities laws of any of the Offering Jurisdictions or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Corporation) which, in the sole opinion of the Agent, might prevent or restrict trading in or the distribution of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or the Common Shares or adversely affects or might reasonably be expected to adversely affect the market price or value of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or the Common Shares;

(iv)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence, catastrophe, war or act of terrorism of national or international consequence or any law, regulation or inquiry which, in the sole opinion of the Agent, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole;

(v)	the state of the financial markets is such that in the sole opinion of the Agent the Subscription Receipts, the Offered Common Shares, and Option Shares cannot be marketed profitably;

(vi)

any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Corporation or any of the directors, officers or principal shareholders of the Corporation (other than one based solely upon the activities or alleged activities of the Agent) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agent) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agent) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares, the Common Shares or any other securities of the Corporation;

(vii)

any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by the Exchange or any other securities regulatory authority by reason of the fault of the Corporation or its directors, officers and agents, and such order is not rescinded within 48 hours;

(viii)	the Corporation fails to obtain the approval of the Exchange for the Offering, subject only to the fulfillment of normal conditions typically satisfied post-closing, or the Acquisition; or

(ix)	the Corporation is in breach of any term, condition, covenant or agreement contained in this Agreement or in any Subscription Agreement or any representation or warranty given by the Corporation in this Agreement or in any Subscription Agreement is or becomes untrue, false or misleading.

(b)

Rights on Termination: Any termination by the Agent pursuant to subsection 10(a) hereof shall be effected by notice in writing delivered by the Agent to the Corporation at the address thereof as set out in section 14 hereof. The right of the Agent to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agent may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agent pursuant to subsection 10(a) hereof there shall be no further liability on the part of the Agent to the Corporation or of the Corporation to the Agent except any liability which may have arisen or may thereafter arise under either section 11 or 12 hereof.

11.	Indemnity and Contribution

(a)

Indemnity: The Corporation hereby covenants and agrees to protect, indemnify and save harmless the Agent and each investment dealer which is a member of any selling group formed by the Agent in connection with the Offering, each of the associates and affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agent and each investment dealer which is a member of any selling group formed by the Agent in connection with the Offering and of each of the associates and affiliates of each of them (in this section 11 each an “Indemnified Person” and collectively the “Indemnified Persons”) from and against all losses (other than a loss of profits), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in investigating, defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Agreement or any Subscription Agreement, or:

		(i)	the Agent having acted as the agent of the Corporation in respect of the Offering;

(ii)

any statement (other than a statement contained and included in reliance upon and in conformity with written information furnished to the Corporation by the Agent relating to the Agent specifically for use therein) in any document filed by the Corporation with the Regulatory Authorities, including all press releases filed on SEDAR, which at the time and in the light of the circumstances under which it was made containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading in light of the circumstances in which it was made;

(iii)

the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered hereunder or pursuant hereto any material fact (other than a material fact omitted in reliance upon and in conformity with written information furnished to the Corporation by the Agent relating to the Agent specifically for use therein) required to be stated therein where such omission constitutes or is alleged to constitute a misrepresentation or is or is alleged to be untrue, false or misleading in light of the circumstances in which it was made;

(iv)

any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of the Exchange, any Regulatory Authority or any other competent authority, based upon any failure to comply with Applicable Securities Laws (other than any failure to comply by the Agent);

(v)

the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws or any other applicable law, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

(vi)	any negligence or wilful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Subscription Receipts, the Offered Common Shares or the Option Shares;

(vii)

any misrepresentation or alleged misrepresentation (except any made by the Agent and for which the Agent did not rely on any information provided by the Corporation or anyone acting on its behalf) relating to the Offering or the Subscription Receipts, the Offered Common Shares or the Option Shares, whether oral or written and whether made during and in connection with the Offering or in respect of the trading of the Subscription Receipts, the Offered Common Shares, the Option Shares or the Subscription Receipt Shares in the secondary market after the completion of the Offering, where such misrepresentation or alleged misrepresentation may give or gives rise to any other liability under any statute in any jurisdiction which is in force on the date of this Agreement or which comes into force after that date;

(viii)

any failure or alleged failure to make timely disclosure of any material change by the Corporation, whether such failure or alleged failure occurs during the Offering or after the completion of the Offering, where such failure relates to the Offering or the Subscription Receipts, the Offered Common Shares, the Option Shares or the Subscription Receipt Shares and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement or which comes into force after that date; or

(ix)

the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Subscription Receipts, the Offered Common Shares or the Option Shares, or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Subscription Receipts, the Offered Common Shares or the Option Shares being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 11 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim will not affect the liability of the Corporation under this Section 11 unless that delay or failure prejudices the defence of the claim or increases the liability which the Corporation has under this Section 11) and the Corporation shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them, which shall not be unreasonably withheld, and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.

(b)

Counsel: In any claim referred to in section 11 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

	(i)	the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such claim;

	(ii)	the Corporation and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(iii)

the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person, and the Indemnified Person has been advised by legal counsel that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this subsection 11(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:

(i)	the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii)

the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c)

Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agent and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 11; provided, however, that such waiver shall not apply in respect of the Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, the Agent.

(d)	Contribution:

(i)

In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 11 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this section 11, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in investigating, defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Offering, but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agent’s fee payable in cash per Subscription Receipt, Offered Common Share or Option Share bears to the Purchase Price, and the Corporation shall be responsible for the balance, whether or not they are a party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default and further provided that in no event shall the Agent be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement and retained by the Agent. For purposes of this subsection 11(d), relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Agent on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person.

(ii)

In the event that the Corporation is held to be entitled to contribution from the Agent under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

		(A)	the portion of the amount of the loss or liability giving rise to such contribution for which the Agent is responsible as determined in accordance with subsection 11(d) above; and

		(B)	the amount of the cash fee actually received from the Corporation under this Agreement and retained by the Agent.

(iii)

For purposes of this subsection 11(d), each party hereto shall give prompt notice to the other parties hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 11(d).

(e)

Held in Trust: To the extent that the indemnity contained in subsection 11(a) hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Agent as trustee for such Person for such indemnity and the covenants given by Corporation to such Person in this Agreement. The Agent hereby accepts such trust and agrees to hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Agent in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

12.	Expenses

Whether or not the transactions contemplated by this Agreement are completed as contemplated herein, all expenses of or incidental to the issue, sale and delivery of the Subscription Receipts and the Option Shares or the other transactions referred to herein shall be borne by the Corporation including, without limitation, the reasonable fees and disbursements (including applicable taxes) of legal counsel for the Agent and the reasonable out-of-pocket expenses (including applicable taxes) of the Agent, provided that all out-of-pocket expenses of the Agent exceeding $50,000 (excluding the reasonable fees and disbursements (including applicable taxes) of legal counsel for the Agent which shall not be subject to such limitation) shall only be borne by the Corporation if approved in writing by the Corporation and the Agent shall make available to the Corporation all relevant invoices in respect of such expenses.]

13.	Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to each Closing Time shall be construed as conditions, and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agent to terminate the obligations thereof to complete the relevant Closing by written notice to that effect given by the Agent to the Corporation prior to the relevant Closing Time. It is understood and agreed that the Agent may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agent any such waiver or extension must be in writing and signed by the Agent. If the Agent shall elect to terminate the obligations thereof to complete the relevant Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 11 hereof, the right to contribution referred to in section 11 hereof and the payment of expenses referred to in section 12 hereof.

14.	Agent’s Option

(a)

In consideration of and subject to the services provided by the Agent to the Corporation hereunder, the Corporation hereby grants the Option to the Agents. The Option shall be exercisable in whole or in part from time to time until 5:00 p.m. (Toronto time) on the 30th day following the First Closing Date (the “Option Expiry Date”) by the Agents giving notice (the “Option Notice”) to the Corporation in accordance with Section 15. If, and to the extent that, the Agent exercises the Option, subject to the terms and conditions of this Agreement, the Corporation shall sell to the Purchasers thereof at 11:00 a.m. (Toronto time) or any other time as may be agreed to by the Corporation and the Agent (an “Option Closing Time”) on the date of the closing of the sale of any Option Shares determined by the Agent pursuant to Section 13(c) (an “Option Closing Date”) the number of Option Shares indicated in the Option Notice at the Option Price.

(b)

The Option may be exercised, in whole or in part at any one time, up to and including the Option Expiry Date by delivery by the Agent of written notice to the Corporation confirming the number of Option Shares in respect of which the Option is being exercised. The Corporation shall not subdivide, consolidate or otherwise change its Common Shares or set a record date for any such event during the period ending 10 days after the Option Expiry Date.

(c)

The Option Closing Date shall be determined by the Agent, but shall not be earlier than two Business Days or later than five Business Days after the exercise of the Option and, in any event, shall not be earlier than the date that the Release Conditions are satisfied and shall not be later than five Business Days following the Option Expiry Date.

(d)	Notwithstanding the foregoing, in all other respects, the applicable terms, conditions and provisions of this Agreement shall apply mutatis mutandis to the Option Closing Date and the Option Shares.

15. Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a)	in the case of the Corporation:

Sutcliffe Resources Ltd.
420-625 Howe Street
Vancouver, BC
V6C 2T6

	Attention:	Robert Maddigan, Director
	Telecopier:	(604) 608-0344

with a copy to:

Macleod Dixon LLP
100 Wellington Street West
Suite 500, P.O. Box 128
Toronto, ON M5K 1H1
	Attention:	Richard Lachcik
	Telecopier:	(416) 360-8277

(b)	in the case of the Agent:

Kingsdale Capital Markets Inc.
The Exchange Tower
130 King Street West

Suite 2950, P.O. Box 156
Toronto, ON M5X 1C7

Attention:	Robert Carbonaro, Vice President
Telecopier:	(416) 867-4566

with a copy to:

Goodman and Carr LLP
Suite 2300
200 King Street West
Toronto, Ontario
M5H 3W5

Attention:	Fraser McDonald
Telecopier:	(416) 595-0567

Either the Corporation or the Agent may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

16.	Right of First Refusal

The Agent shall have a right of first refusal to act as the lead agent or underwriter in any offering of securities of the Corporation where an investment dealer or advisor is involved or would be involved or proposes to be involved, during the period ending twelve months after the last Closing Date. The Agent shall have a period of ten days from the date of receipt of written notice from the Corporation of any such proposed offering, in which notice the Corporation shall set forth in reasonable detail the terms of such proposed offering, to provide written notice to the Corporation that the Agent intends to exercise its right of first refusal. If the Agent does not give written notice within such ten day period, it shall be deemed to have waived its right in respect of such offering. Should the Agent fail, or be deemed to fail, to give notice within ten days of the receipt of the Corporation’s notice, the Corporation may then make other arrangements to engage another lead agent or underwriter on terms no less favourable to the Corporation than as set out in the written notice for a period of 30 days thereafter. The Agent’s waiver of its right in respect of any one or more offerings will not constitute a waiver of its right of first refusal in respect of any other offering. If another lead agent or underwriter is not engaged in connection with an offering where the Agent waives or is deemed to have waived its right of first refusal within 30 days following the date on which the ten day period set forth above expires, the offering shall be deemed to be a new transaction requiring the Corporation to give written notice to the Agent as set forth above. This right shall be separate from and shall not affect in any way the right granted by the Corporation to the Agent in Section 2 of the Consulting Agreement dated November 8, 2006 between the Corporation and the Agent. For greater certainty, the Agent may exercise or decline either the right set forth in this Section 15 or in Section 2 of the Consulting Agreement without affecting its ability to exercise or decline to exercise the other right.

17.	Miscellaneous

(a)

Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

	(b)	Time of Essence: Time shall be of the essence of this Agreement.

(c)

Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Subscription Receipts, the Offered Common Shares or the Option Shares shall survive the purchase and sale of the Subscription Receipts, the Offered Common Shares or Option Shares, as the case may be, and the termination of this Agreement and shall continue in full force and effect for the benefit of the Agent and the Purchasers, regardless of any subsequent disposition of Subscription Receipts, Subscription Receipt Shares, the Offered Common Shares or Broker Warrant Shares or any investigation by or on behalf of the Agent with respect thereto.

(d)

Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e)

Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agent in connection with the issue and sale of the Subscription Receipts, the Offered Common Shares and the Option Shares by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agent, including, without limitation, the engagement agreement between the Corporation and the Agent dated November, 2006.

(f)

Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g)

Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu’elles ont convenu que la présente convention ainsi que tous les avis et documents qui s’y rattachent soient rédigés dans la langue anglaise.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

Would you kindly confirm the agreement of the Corporation to the foregoing by executing six duplicate copies of this Agreement and thereafter returning four such executed copies to Kingsdale Capital Markets Inc.

Yours truly,

KINGSDALE CAPITAL MARKETS INC.

By:	"Robert Carbonaro"
Name:Robert Carbonaro, Vice President

The undersigned hereby accepts and agrees to the foregoing as of the 21st day of December, 2006.

SUTCLIFFE RESOURCES LTD.

Per:	"Robert Maddigan"
Name: Robert Maddigan
Title: Director

SCHEDULE “A”

AGENT’S CERTIFICATE

     In connection with the private placement of subscription receipts (the “Subscription Receipts”), Offered Common Shares (as defined in the Agency Agreement) and Option Shares (as defined in the Agency Agreement) of Sutcliffe Resources Ltd. (the “Corporation”) with US investors pursuant to subscription agreements (“Subscription Agreements”) the undersigned, Kingsdale Capital Markets Inc. (the “Agent”) referred to in the agency agreement dated as of December 21, 2006 between the Corporation and the Agent (the “Agency Agreement”), and Kingsdale Capital Markets (USA), Inc., in its capacity as placement agent in the United States for the undersigned Agent (the “Placement Agent”), do hereby certify that:

1.

on the date of each offer and sale of Subscription Receipts, Offered Common Shares or Option Shares in the United States, the Placement Agent was and is duly licensed and registered broker or dealer with the United States Securities and Exchange Commission and was and is registered as a broker-dealer in all states where such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member of, and in good standing with, the National Association of Securities Dealers, Inc.;

2.	all offers and sales of Subscription Receipts, Offered Common Shares or Option Shares in the United States have been effected in accordance with all applicable US broker- dealer requirements;

3.

all offers and sale of the Subscription Receipts, Offered Common Shares or Option Shares in the United States were made to “accredited investors” (as defined below) (each, a “US Private Placee”) by the Agent through the Placement Agent;

4.	no written material other than the Subscription Agreements was used in connection with the offer or sale of the Subscription Receipts, Offered Common Shares or Option Shares in the United States;

5.

immediately prior to our transmitting the Subscription Agreement to any US Private Placee, we had reasonable grounds to believe and did believe that each US Private Placee was an “accredited investor” as defined in Rule 501 under the Securities Act of 1933, as amended (the “1933 Act”), and, on the date hereof, we continue to believe that each US Private Placee is an “accredited investor” within the meaning of Regulation D under the 1933 Act (“Regulation D”);

6.

no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or to US persons;

7.

prior to any sale of the Subscription Receipts, Offered Common Shares or Option Shares in the United States, we caused each US Private Place to sign a Subscription Agreement in the form agreed between the Corporation and the Agent;

8.	we have complied with the terms and conditions of the Agency Agreement; and

9.

the officers signing the certificate are the duly elected, qualified and acting officers of their respective corporation and that they have performed all investigations, examined all records and documents and made all inquiries reasonably necessary or appropriate to obtain sufficient actual knowledge to support the statements made in the certificate.

          Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

          DATED this _____day of December, 2006.

KINGSDALE CAPITAL MARKETS INC.

Per:	_________________________________________
Name:
Title:

KINGSDALE CAPITAL MARKETS (USA), INC.

Per:	__________________________________________
Name:
Title:

SCHEDULE “B”

OFFICERS’ CERTIFICATE

TO:	KINGSDALE CAPITAL MARKETS INC.

AND TO:	GOODMAN AND CARR LLP

AND TO:	THE PURCHASERS OF SUBSCRIPTION RECEIPTS OF SUTCLIFFE RESOURCES INC.

CERTIFICATE

The undersigned, Laurence Stephenson, the Chief Executive Officer of Sutcliffe Resources Inc. (the “Corporation”), and Susan Wong, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1.

The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

2.

The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement (as hereinafter defined) to be complied with and satisfied by the Corporation at or prior to the Closing Time on the date of this certificate (the “Relevant Closing Time”).

3.

The representations and warranties of the Corporation contained in the Agency Agreement are true and correct as of the Relevant Closing Time with the same force and effect as if made at and as of the Relevant Closing Time after giving effect to the transactions contemplated thereby.

4.

Since September 30, 2006, there has been no material adverse change (whether actual, anticipated, proposed, prospective or threatened) in the assets, liabilities (contingent or otherwise), capital, property, affairs, business, prospects, operations, condition (financial or otherwise) or earnings of the Corporation, the Existing Subsidiaries or the Future Subsidiary, taken as a whole, or in the capital of the Corporation.

5.

Since September 30, 2006, no transaction of a nature material to the Corporation, the Existing Subsidiaries or the Future Subsidiary, taken as a whole, has been entered into by the Corporation, the Existing Subsidiaries or the Future Subsidiary.

6.	There are no contingent liabilities affecting the Corporation which are material to the Corporation, the Existing Subsidiaries or the Future Subsidiary, taken as a whole.

7.

No order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Subscription Receipts, the Subscription Receipt Shares, the Offered Common Shares, the Option Shares or any other securities of the Corporation has been issued or made by any stock exchange, Regulatory Authority or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending, or are contemplated or threatened under any Applicable Securities Laws or by any stock exchange (including the Exchange), Regulatory Authority or other regulatory authority.

8.

There are no actions, suits, proceedings or enquiries pending or, to the best of their knowledge, threatened against or affecting any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or to which any property or assets of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may, in any way, materially and adversely affect the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole.

9.

No failure or default on the part of any of the Corporation, the Existing Subsidiaries or the Future Subsidiary exists under any law or regulation applicable to any of the Corporation, the Existing Subsidiaries or the Future Subsidiary or under any licence, permit, contract, agreement or other instrument to which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is a party or by which any of the Corporation, the Existing Subsidiaries or the Future Subsidiary is bound, which may in any way materially and adversely affect the Corporation, the Existing Subsidiaries and the Future Subsidiary, taken as a whole, and the execution, delivery and performance of the Agency Agreement and the performance by the Corporation of its obligations thereunder will not result in any such default.

10.

This certificate is being made and delivered pursuant to subparagraph 4(a)(ii)(D) of the agency agreement dated December 21, 2006 between the Corporation and the Agent (the “Agency Agreement”) and we acknowledge that the addressees hereof will be relying on this certificate.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____day of _______________, 2006.

________________________________________
Laurence Stephenson, Chief Executive
Officer of Sutcliffe Resources Inc.

________________________________________
Susan Wong, Chief Financial Officer of
Sutcliffe Resources Inc.

SCHEDULE "C"

Section 7(d)

The Corporation has issued, or agreed to issue, the following Common Shares or securities exchangeable or exercisable for, or convertible into, Common Shares at the following effective prices per Common Share (in each case being less than the Purchase Price) during the 60 day period immediately preceding the date hereof:

5,000 Common Shares at a price of $0.25 per share

404,173 Common Shares at a price of $0.35 per share

100,000 Common Shares at a price of $0.75 per share

Section 7(h)(i)

1) [redacted] - size: 14.7% of charter capital, nominal value: RUR 1,470

2) [redacted] - size: 9.8% of charter capital, nominal value: RUR 980

3) [redacted] - size: 9.31% of charter capital, nominal value: RUR 931

4) [redacted] - size: 7.4725% of charter capital, nominal value: RUR 747.25

5) [redacted] - size: 2.205% of charter capital, nominal value: RUR 220.5

6) [redacted] size: 5.5125% of charter capital, nominal value: RUR 551.25

7) Baykal Gold - size: 51% of charter capital, nominal value: RUR 5,100

Section 7(i)

The following Persons have agreements, options, rights or privileges (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation:

OUTSTANDING OPTIONS

Glen Indra

Options to acquire 215,000 Common Shares at an exercise price of $0.25 per share until Dec 30, 2008

Options to acquire 700,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Options to acquire 165,000 Common Shares at an exercise price of $0.60 per share until Jan 13, 2011

Total 1,080,000

Laurence Stephenson

Options to acquire 225,000 Common Shares at an exercise price of $0.25 per share until Dec 30, 2008

Options to acquire 1,090,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Total 1,315,000

Robert Maddigan

Options to acquire 430,000 Common Shares at an exercise price of $0.25 per share until Dec 30, 2008

Options to acquire 1,080,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Options to acquire 495,000 Common Shares at an exercise price of $0.60 per share until Jan 13, 2011

Total 2,005,000

[redacted]

Options to acquire 25,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Total 25,000

[redacted]

Options to acquire 150,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Total 150,000

Susan Wong

Options to acquire 50,000 Common Shares at an exercise price of $0.25 per share until July 11, 2010

Total 50,000

- 2 -

[redacted]

Options to acquire 500,000 Common Shares at an exercise price of $0.60 per share until Jan 13, 2011

Total 500,000

[redacted]

Options to acquire 50,000 Common Shares at an exercise price of $0.60 per share until Jan 13, 2011

Total 50,000

[redacted]

Options to acquire 40,000 Common Shares at an exercise price of $0.60 per share until Jan 13, 2011

Total 40,000

John Tichotsky

Options to acquire 300,000 Common Shares at an exercise price of $0.66 per share until July 11, 2011

Total 300,000

[redacted]

Options to acquire 200,000 Common Shares at an exercise price of $0.66 per share until July 11, 2011

Total 200,000

Total Options Outstanding 5,715,000

OUTSTANDING WARRANTS

Warrants to purchase an aggregate of 2,209,900 Common Shares at a price of $0.35 per share are held by various subscribers to the Corporation's initial public offering.

Warrants to purchase an aggregate of 523,800 Common Shares at a price of $0.25 per share are held by agents/underwriters which acted on behalf of the Corporation in connection with its initial public offering.

Warrants to purchase an aggregate of 187,500 Common Shares at a price of $0.60 per share are held by various subscribers to the Corporation's private placement.

- 3 -

Warrant to purchase an aggregate of 1,701,500 Common Shares at a price of $0.75 per share are held by various subscribers to the Corporation's private placement.

Warrant to purchase an aggregate of 1,533,500 Common Shares at a price of $0.85 per share are held by various subscribers to the Corporation's private placement.

Total warrants 6,156,200

Section 7(hh)

All title documents or other recognized and enforceable agreements or instrument of each of the Corporation, the Existing Subsidiaries and the Future Subsidiary are set out in Schedule "D" to this Agreement.

Section 7(ii)

- 4 -

SCHEDULE “D”

PROPERTY INTERESTS

PROPERTY INTERESTS

a) Beale Lake Property, Liard Mining District, British Columbia

Claims: BLT 1 and BLT 2

Claims: SPIKE 1 – 4, LMC 1 – 4, MMM 1 – 12, ROSE 1 – 11, BPS 1 – 11, GMI 1 – 11

b) Harrison Property, New Westminster Mining District, British Columbia

Claims:	Settler Property - 26 claims

Buffer Property - 33 claims

Hornet Property - 16 claims

Clear Creek Property - 17 claims

Bloom 1 - 10

c) Chukotka Projects, Russia

The Tumannoye license covers an area of 19 square kilometers

The Elvenei license covers an area of 12 square kilometers

d) Irkutsk Projects, Russia

See Schedule E

SCHEDULE “E”

MATERIAL CONTRACTS a) Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent between the Corporation and David Fleming and Rudi Durfeld, dated February 5, 2003 and amended by addendum on September 15, 2004, the Corporation acquired an option to acquire a 100% undivided interest in 2 mineral claims known as the Beale Lake property located in the Liard District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendor, for payments totaling $120,000, share issuances totaling 350,000 Common Shares and completion of an exploration program totaling $1,550,000. All payments, share issuances and expenditures on the part of the Corporation have been made. A bonus of 650,000 Common Shares is payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The Corporation, upon the payment of $1,000,000, also has the option to buy out 1% of the net smelter return royalty (40% of the total net smelter return royalty). There is also a yearly $20,000 advance on the royalty commencing October 1, 2008.

By a Purchase Agreement dated September 29, 2005 with Gambier Mining Corp., the Corporation acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Beale Lake property. The agreement required a cash payment of $200,000, the issuance of 2,500,000 Common Shares and is subject to a 2% net smelter return royalty. All payments and share issuances on the part of the Corporation have been made.

b) Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Corporation acquired from 606896 B.C. Ltd. the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units near Harrison Lake, B.C. This agreement also subjects the Corporation to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Corporation holds an interest in the Harrison Property Claims. The terms of the agreement required payments totaling $25,000, the issuance of 200,000 Common Shares and a work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005. All payments, share issuances and expenditures on the part of the Corporation have been made. The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims.

By a letter agreement with 606896 B.C. Ltd. dated September 5, 2005, the Corporation purchased a 100% interest in the Bloom 1 – 10 mineral claims, located west of and adjoining the Harrison Lake property. The terms required a purchase price of $40,000, the issuance of 500,000 Common Shares and a 2% net smelter return royalty payable to the vendor. All payments and share issuances on the part of the Corporation have been made.

c) Chukotka Projects, Russia

The Corporation has ratified an agreement with Chukot Gold in which two gold exploration licenses that were awarded to Chukot Gold in an auction held on August 17, 2006, will be acquired by the Corporation. The Tumannoye license covers an area of 19 square kilometers located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot. The Elvenei license covers an area of 12 square kilometers located in central Chukotka and is 540 kilometers from Russia’s largest Arctic seaport, Pevek. Both of these licenses were acquired by the Corporation through its agreement with Chukot Gold with a successful total bid of $2,485,636.

d) Irkutsk Project, Russia

The Corporation, through its wholly-owned subsidiary Baykal Gold, has an agreement with the shareholders of M.L. Ltd. for the acquisition of a 51% interest and, ultimately, a 100% interest in M.L. Ltd., the owner of the Ozherelie and Ykanskoye mineral projects, located approximately 1,100 km north of the City of Irkutsk and 35 km from the Sukhoi Log gold deposit, in the Irkutsk Oblast region of East Siberia.

The Corporation will be obligated to pay the vendors a total of US$10,3150,000 to acquire a 51% interest in M.L. Ltd. and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Corporation, the Corporation will be obligated to pay the vendors an additional US$8,000,000 for the remaining 49% interest in M.L. Ltd., giving the Corporation 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Corporation will be obligated to pay to the vendors of M.L. Ltd. that amount which is equal to US$10.00 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.